CATLIN

RECEIVED

2007 JUL 16 P 12:5

Catlin Group Limited

Cumberland House, 6th Floor
1 Victoria Street
Hamilton HM 11
Bermuda

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Tel (441) 296-0060
Fax (441) 296-6016

www.catlin.com

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

07025251

10 July 2007

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

SUPPL

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

	Date
REG-Catlin Group Limited Debt Rating	09/07/2007

Yours faithfully,

Pramila Bharj
Enc.

PROCESSED
JUL 18 2007
THOMSON
FINANCIAL

7/17

Regulatory Announcements

RECEIVED

2007 JUL 16 P 12:07

REG-Catlin Group Limited Debt Rating
Released: 09/07/2007
RNS Number:8730Z
Catlin Group Limited
09 July 2007

CATLIN REACTS TO A.M. BEST'S RATING
OF CATLIN US INSURANCE COMPANY SUBSIDIARIES

HAMILTON, Bermuda - Catlin Group Limited ('CGL': London Stock Exchange), the international specialty property/casualty insurer and reinsurer, welcomes the announcement by A.M. Best Company on Friday to assign a financial strength rating of 'A' (Excellent) to Catlin Insurance Company Inc. and upgrade the financial strength rating of Catlin Specialty Insurance Company Inc to 'A' (Excellent) from 'A-'.

Both companies are part of Catlin US, the Catlin Group's US-based underwriting platform.

Stephen Catlin, chief executive of Catlin Group Limited, said:

"I am delighted that the two Catlin US insurance companies have received 'A' financial strength ratings from A.M. Best. The ratings demonstrate the excellent financial security that Catlin US and the rest of the Catlin Group offer to our clients worldwide. A.M. Best's affirmation of the companies' financial strength is a key step in the continuing development of Catlin US."

In its announcement, A.M. Best said the ratings "reflect the solid risk-adjusted capitalization of both companies," although A.M. Best also noted that the outlook for the ratings is negative due to the current negative outlook assigned to Catlin Insurance Company Ltd. of Bermuda (Catlin Bermuda), the parent of both US insurers.

- ends -

For more information contact:

Media Relations:

James Burcke,
Head of Communications, London
Tel: +44 (0)20 7458 5710
Mobile: +44 (0)7958 767 738
E-mail: james.burcke@catlin.com

Liz Morley, Maitland
Tel: +44 (0)20 7379 5151
E-mail: emorley@maitland.co.uk

Investor Relations:

William Spurgin,
Head of Investor Relations, London
Tel: +44 (0)20 7458 5726
Mobile: +44 (0)7710 314 365
E-mail: william.spurgin@catlin.com

Notes to editors:

1. Catlin Group Limited, headquartered in Bermuda, is an international specialist property/casualty insurer and reinsurer writing more than 30 classes of business worldwide through four underwriting platforms and an international network of offices. Catlin shares are traded on the London Stock Exchange (ticker symbol: CGL). More information about Catlin can be found at www.catlin.com.

2. On 18 December 2006, Catlin's offer to acquire Wellington Underwriting plc was declared unconditional. Combined, Catlin and Wellington underwrote gross premiums of US$2.7 billion during 2006 and produced net income of US$428.5 million. At 31 December 2006, Catlin's total assets amounted to US$8.8 billion and stockholders' equity amounted to US$2.0 billion.

3. Catlin's four underwriting platforms are:

The Catlin Syndicate at Lloyd's of London (Syndicate 2003) is a recognised leader of numerous classes of specialty insurance and reinsurance. The Catlin Syndicate is the largest at Lloyd's in 2007 based on premium capacity of £1.25 billion.

- Catlin Bermuda (Catlin Insurance Company Ltd.), which is a leading participant in the Bermuda market, underwriting a diversified portfolio of property treaty, casualty treaty, political risk and terrorism, and structured risk coverages.

- Catlin UK (Catlin Insurance Company (UK) Ltd.), which specialises in underwriting commercial non-life insurance for UK clients through a network of regional offices. It also writes other classes of business written by the Catlin Syndicate.

Catlin US, which encompasses Catlin's operations based in the United States. Catlin US underwrites a wide variety of specialty property/casualty insurance and reinsurance products from a network of more than 15 offices throughout the U.S.

4. Catlin's international network of offices allows the Group to diversify further its risk portfolio and to work more closely with local policyholders and brokers. Besides its offices in the UK, US and Bermuda, Catlin operates offices in Canada, Australia, Singapore, Malaysia, Hong Kong, China, Guernsey, Germany, Belgium, France, Spain, Switzerland and Austria.

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